Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          1285 Avenue of the Americas
                         New York, New York 10019-6064


Writer's Direct Dial:
(212) 373-3078

Writer's Direct Fax:
(212) 492-0078

Writer's Direct E-mail:
afoley@paulweiss.com



                                               September 11, 2006


VIA EDGAR


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:   Mr. Karl Hiller, Branch Chief

             Re: Response Submitted in the Matter of Husky Energy Inc.'s 40-F for Fiscal Year Ended December 31, 2005
                   (File No. 001-04307)

Ladies and Gentlemen:

             On behalf of our client, Husky Energy Inc. ("HUSKY" or the "COMPANY") and in response to a comment letter dated August 4, 2006 and received by the Company on August 4, 2006 (the "COMMENT LETTER") from the staff (the "STAFF") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "COMMISSION"), the Company has asked us to submit to you its responses to the Comment Letter (the "RESPONSES") relating to its annual report on Form 40-F for the fiscal year ended December 31, 2005. Attached as ANNEX A hereto, please find the Responses.

             Please note that a letter to the Commission from the Company attached as ANNEX B hereto contains the required "Tandy" waiver and the other undertakings requested in the Comment Letter.

U.S. Securities and Exchange Commission                                       2



             The contact information of the responsible representative at the Company is Mr. Douglas S. Fraser, Vice President and Chief Financial Officer, 707 8th Avenue S.W., P.O. Box 6525 Station D, Calgary, Alberta, Canada T2P 3G7. In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

             If the Staff wishes to discuss this letter or the attached documents, please contact me at (212) 373-3078 or my colleague Peter Wright at
(212) 373-3408.

                                                  Very truly yours,


                                                  /s/ Andrew J. Foley
                                                  ---------------------
                                                  Andrew J. Foley


cc:      Douglas S. Fraser
         James R. Cook
              Husky Energy Inc.
         Peter Wright
              Paul, Weiss, Rifkind, Wharton & Garrison LLP

                                                                        ANNEX A
                                                                        -------


                               COMPANY RESPONSES
                               -----------------

             The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company's responses to the Staff's comments are as follows:

CONTROLS AND PROCEDURES, II

      1. WE NOTE THAT YOU PROVIDED THE INFORMATION REQUIRED BY GENERAL INSTRUCTION B(6) OF FORM 40-F WITHIN THE FORM 40-F AS WELL AS IN DOCUMENT C OF YOUR ANNUAL REPORT. HOWEVER, THE DISCLOSURES OF YOUR CONTROLS AND PROCEDURES WITHIN DOCUMENT C DO NOT CORRESPOND TO THE DISCLOSURES WITHIN THE FORM 40F, AND DO NOT COMPLY WITH GENERAL INSTRUCTION B9(6).

             FOR EXAMPLE, UNDER NOTE 13 ON PAGE 39 OF DOCUMENT C YOU STATE THAT YOUR CHIEF EXECUTIVE OFFICER EVALUATED THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF A DATE WITHIN 90 DAYS OF THE FILING DATE OF YOUR MD&A. GENERAL INSTRUCTION B(6)(B) OF FORM 40-F REQUIRES THAT YOUR EVALUATION BE COMPLETED AS OF THE END OF THE PERIOD COVERED BY THE REPORT. IN ADDITION, YOU DISCLOSE THAT THERE HAVE BEEN NO SIGNIFICANT CHANGES TO YOUR INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT THESE CONTROLS SUBSEQUENT TO THE EVALUATION DATE AND THE FILING OF THE MD&A. GENERAL INSTRUCTION B(6)(C) OF FORM 40-F REQUIRES THAT YOU DISCLOSE ANY CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING THAT IS IDENTIFIED IN CONNECTION WITH THE EVALUATION THAT OCCURRED DURING THE PERIOD COVERED BY THE ANNUAL REPORT THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

             PLEASE REVISE YOUR DISCLOSURES OF YOUR CONTROLS AND PROCEDURES WITHIN DOCUMENT C TO COMPLY WITH GENERAL INSTRUCTION B(6) OF FORM 40-F AND TO CORRESPOND TO YOUR DISCLOSURES OF YOUR CONTROLS AND PROCEDURES WITHIN THE FORM 40-F.

RESPONSE TO COMMENT 1

             The Company will, in all future filings of its Form 40-F, ensure that any disclosure relating to controls and procedures within Document C complies with the General Instructions of Form 40-F and with disclosure in the Form 40-F relating to controls and procedures.

ENGINEERING COMMENTS

UPSTREAM OPERATIONS--DISCLOSURES FOR OIL AND GAS ACTIVITIES, PAGE 9

LANDHOLDINGS, PAGE 17

      2. THE GUIDANCE IN PARAGRAPH 5 TO SEC INDUSTRY GUIDE 2 REQUESTS THE DISCLOSURE OF THE MINIMUM REMAINING TERMS OF MATERIAL LEASES AND CONCESSIONS. PLEASE AMEND YOUR DOCUMENT TO INCLUDE THIS INFORMATION.

RESPONSE TO COMMENT 2

      UNDEVELOPED ACREAGE EXPIRING IN 2006

      The Company has no material leases, licenses, or permits due for expiry in 2006. Of the Company's total undeveloped acreage of 12,728,000 net acres (17,763,000 gross acres), 781,995 net acres (959,820 gross acres) are up for expiry in 2006. This represents 6.14% of our total undeveloped net acres (5.4% of our total gross acres).

      Because SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material lease and concessions, the Company submits that, in its case, no disclosure is required.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES, PAGE 28

      3. PLEASE AMEND YOUR DOCUMENT TO DISCLOSE THE FUTURE PRODUCTION COSTS SEPARATELY FROM THE FUTURE DEVELOPMENT COSTS AS REQUIRED BY FINANCIAL ACCOUNTING STANDARD 69, PARAGRAPH 30(B).

RESPONSE TO COMMENT 3

      The revised table is attached below with the amended figures highlighted. Future production and future development costs have been separated. While the Company agrees to present these costs separately in all future Form 40-F filings, the Company requests that it not be required to refile an amendment to Form 40-F for its 2005 fiscal year to reflect this change.

                                          CANADA (1)              INTERNATIONAL (1)                TOTAL (1)
                                --------------------------------------------------------------------------------------
STANDARDIZED MEASURE              2005      2004     2003       2005     2004     2003        2005     2004     2003
----------------------------------------------------------------------------------------------------------------------
                                                                    ($ MILLIONS)

Future cash inflows............  40,066    22,681   24,003       999      979      928       41,065   23,660   24,931
  Future production costs......  10,259     6,720    7,377       108      131      146       10,367    6,851    7,523
  Future development costs.....   3,171     2,633    1,268        14       17        -        3,185    2,650    1,268
  Future income taxes..........   9,000     4,871    5,696       272      266      247        9,272    5,137    5,943
                                 ------    ------   ------       ---     ----     ----        -----   ------   ------
Future net cash flows..........  17,636     8,457    9,662       605      565      535       18,241    9,022   10,197
Annual 10 percent discount
factor.........................   7,115     3,712    4,242       123      105      117        7,238    3,817    4,359
                                 ------    ------   ------       ---     ----     ----        -----   ------   ------
Standardized measure of
discounted future net
cash flows.....................  10,521     4,745    5,420       482      460      418       11,003    5,205    5,838
                                 ======    ======   ======       ===     ====     ====        =====   ======   ======


INDEPENDENT ENGINEER'S AUDIT OPINION, PAGE 30

      4. WE NOTE YOUR STATEMENT, "AN AUDIT ALSO INCLUDES CONDUCTING RESERVES EVALUATION ON SUFFICIENT NUMBER OF COMPANY PROPERTIES AS CONSIDERED NECESSARY TO EXPRESS AN OPINION." PLEASE TELL US THE NUMBER OF PROPERTIES EVALUATED AND THE AGGREGATE PROVED RESERVES ATTRIBUTED TO THEM.

RESPONSE TO COMMENT 4

      McDaniel's 2005 year end reserve audit of the Company consisted of examining 49 properties that amounted to 52% of the Company's total proved reserves. Out of the 49 properties detailed evaluations were performed on 30 properties, which comprised 18% of the total proved reserves. The Company believes that such an audit and evaluation is customary in the oil and gas industry, consistent with its practice in past years and consistent with McDaniel's practices in conducting audits for their oil and gas clients.

DESCRIPTION OF MAJOR PROPERTIES AND FACILITIES, PAGE 34

RAINBOW LAKE AREA, PAGE 35

      5. WE NOTE YOUR STATEMENT, "THE USE OF TERTIARY RECOVERY PROGRAMS, SUCH AS THE MISCIBLE FLOOD USED AT RAINBOW LAKE, HAS INCREASED THE ESTIMATED AMOUNT OF RECOVERABLE CRUDE OIL-IN-PLACE FROM 50 TO 70 PERCENT OF THE ORIGINAL CRUDE OIL-IN-PLACE IN CERTAIN POOLS." PLEASE SUBMIT THE TECHNICAL EVIDENCE THAT YOU HAVE COMPILED IN SUPPORT OF THIS STATEMENT. TELL US YOUR NET INCREMENTAL VOLUMES ASSOCIATED WITH THESE TERTIARY ACTIVITIES AND THE POOLS TO WHICH YOUR STATEMENT APPLIES.

RESPONSE TO COMMENT 5

      The Rainbow Lake miscible floods are being conducted in reef type reservoirs with significant vertical relief (up to 350 ft.) and high average permeability (100's of millidarcies). Volumetric sweep is typically very high because of the gravity stable nature of the displacement process.

      These reservoirs were discovered in the 1960's and hydrocarbon miscible solvent flooding was initiated in the 1970's. Limited solvent availability prevented the Company from miscible flooding all of the pools at one time. Therefore, several pools were waterflooded while the remaining pools were miscible flooded. All of the pools in which solvent flooding was initiated in the 1970's are now on blowdown, with recoveries to date being shown on the following table:

                       SECONDARY MISCIBLE FLOOD RESERVES

        -------------------------------------------------------
                                         CUMULATIVE RECOVERY
        RAINBOW             OOIP            TO 2006/01/01
                                     --------------------------
        KEG RIVER POOL    (MMBBLS)    (MMBBLS)    % OF OOIP
        -------------------------------------------------------

        -------------------------------------------------------
                A            102         67          66%
        -------------------------------------------------------
                D             6          5           75%
        -------------------------------------------------------
                E            22          17          78%
        -------------------------------------------------------
                G            15          13          86%
        -------------------------------------------------------
                H            18          11          60%
        -------------------------------------------------------
                O            37          26          70%
        -------------------------------------------------------
               EEE            7          5           71%
        -------------------------------------------------------

        -------------------------------------------------------
              Total          208        144
        -------------------------------------------------------
             Average                                 69%
        -------------------------------------------------------


      By the mid 1980's enough solvent became available to start miscible floods of some of the waterflooded pools. In 1984, the Company's first tertiary miscible flood was started in Rainbow Keg River B Pool. Three additional tertiary floods were started later as more solvent became available from blowdown of the secondary floods. Rainbow South Keg River E Pool started in 1994, Rainbow South Keg River G Pool in 1995 and Rainbow Keg River F Pool in 1996. The following table shows the reserves for these four pools:


                        TERTIARY MISCIBLE FLOOD RESERVES

------------------------------------------------------------------------------------------------
                                              CUMULATIVE RECOVERY
                                   OOIP          TO 2006/01/01         ULTIMATE PROVEN RESERVES
                                            ----------------------------------------------------
          KEG RIVER POOL         (MMBBLS)   (MMBBLS)     % OF OOIP     (MMBBLS)    % OF OOIP
------------------------------------------------------------------------------------------------
Rainbow Keg River B                 275        159          58%          215          78%
------------------------------------------------------------------------------------------------
Rainbow Keg River F                 245        120          49%          142          58%
------------------------------------------------------------------------------------------------
Rainbow South Keg River E           48         19           39%           27          56%
------------------------------------------------------------------------------------------------
Rainbow South Keg River G           23          8           36%           13          56%
------------------------------------------------------------------------------------------------

         Production rates from these tertiary miscible floods are initially restricted by the availability of solvent to replace voidage and, after placement of the solvent bank, by the critical frontal advance rate at which gravity stability is maintained. Production from Keg River B Pool reached a minimum in 2003, at the end of solvent bank placement, of 2,700 bbls/d. Current production from this pool is 6,300 bbls/d, restricted by frontal advance rate. Solvent supply is still restricting production rates from the other three tertiary floods.

         Incremental recoveries over waterflood are shown on the following table:

                                TERTIARY MISCIBLE FLOOD RESERVES

-------------------------------------------------------------------------------------------------------
                                                 WATERFLOOD           TERTIARY MISCIBLE FLOOD
                                          ULTIMATE PROVEN RESERVES    INCREMENTAL PROVEN RESERVES
                                         ----------------------------------------------------------
             KEG RIVER POOL               (MMBBLS)     % OF OOIP       (MMBBLS)      % OF OOIP
---------------------------------------------------------------------------------------------------
Rainbow Keg River B                          119          43%             96            35%
---------------------------------------------------------------------------------------------------
Rainbow Keg River F                          124          50%             18             7%
---------------------------------------------------------------------------------------------------
Rainbow South Keg River E                    17           35%             10            21%
---------------------------------------------------------------------------------------------------
Rainbow South Keg River G                     7           32%             5             24%
---------------------------------------------------------------------------------------------------



                              TERTIARY MISCIBLE FLOOD RESERVES

---------------------------------------------------------------------------------------------------
                                        COMPANY         COMPANY W.I. TERTIARY MISCIBLE FLOOD
                                          W.I.            INCREMENTAL PROVEN RESERVES
          KEG RIVER POOL                  (%)                            (MMBBLS)
---------------------------------------------------------------------------------------------------
Rainbow Keg River B                       49.53%                           48
---------------------------------------------------------------------------------------------------
Rainbow Keg River F                       50.00%                           9
---------------------------------------------------------------------------------------------------
Rainbow South Keg River E                 63.67%                           6
---------------------------------------------------------------------------------------------------
Rainbow South Keg River G                 50.00%                           3
---------------------------------------------------------------------------------------------------

                                                                        ANNEX B
                                                                        -------



                                           Husky Energy Inc.
                                           707 8th Avenue S.W.
                                           P.O. Box 6525 Station D
                                           Calgary, Alberta, Canada T2P 3G7

                                           September 11, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:   Mr. Karl Hiller, Branch Chief

             Re: Response Submitted in the Matter of Husky Energy Inc.'s 40-F for Fiscal Year Ended December 31, 2005
                  (File No. 001-04307)

Ladies and Gentlemen:

             On  behalf  of  Husky  Energy  Inc.  (the  "COMPANY"),   I  hereby
acknowledge that:

      1. the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2005 (the "FILING");

      2. comments by the staff ("STAFF") of the Securities and Exchange Commission (the "COMMISSION") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

      3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,



                                           /s/ Douglas S. Fraser
                                           ---------------------------
                                           Douglas S. Fraser
                                           Vice President and Chief
                                           Financial Officer